FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Reports Results of Annual General Meeting and Changes on its Board of Directors, dated July 20, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 20, 2009

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Reports Results of Annual General Meeting and Changes on its Board of Directors, dated July 20, 2009.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Communications

Joyce Anne Shulman

+1 201 785 3209

joyceannes@radware.com

Radware Reports Results of Annual General Meeting
and Changes on its Board of Directors

TEL AVIV, ISRAEL — July 20, 2009. Radware Ltd. (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced that at its Annual General Meeting of Shareholders held yesterday, July 19, 2009, all of the items on the agenda were voted upon and approved by the Company’s shareholders.

Mr. Colin Green and Mr. David Rubner were elected as External Directors, replacing Mr. Zohar Gilon and Dr. Orna Berry, respectively, who were scheduled to conclude their three-year terms on October 3, 2009. Mr. Green will replace Mr. Gilon effective immediately and will also serve as the Chairman of Radware's Audit Committee. Mr. Rubner will replace Dr. Berry and is expected to begin his term on October 3, 2009. Additionally, the election of Mr. Avraham Asheri and Ms. Yael Langer, and the re-election of Mr. Yehuda Zisapel, as Directors of Radware were also approved during the meeting.

“We appreciate the extensive contribution of Zohar Gilon and Orna Berry to Radware and would like to thank them for the guidance they provided during their term,” stated Roy Zisapel, CEO, Radware. “The varied backgrounds of Avraham Asheri, Yael Langer, David Rubner and Colin Green, bringing a high-level of experience and expertise from the industry across strategy, management, finance, IT and legal are a strong addition to the existing Board which will help us evolve and grow our business”.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware's comprehensive and award-winning suite of intelligent front-end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks "business smart." For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.